Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMERICAS GOLD AND SILVER CORPORATION (the “Company”)

TO BE HELD ON May 14, 2020

Meeting Date, Location and Purpose

Notice is hereby given that the annual general meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. (Toronto time) on Thursday, May 14, 2020 in the Nova Scotia Room at the Royal York Fairmont Hotel located at 100 Front Street West, Toronto, Ontario M5J 1E3. In the event the Company decides to change the date, time, location and/or format of the Meeting to electronic or virtual as part of its efforts to reduce the spread of COVID-19, the Company will issue a press release announcing the change and take all reasonable steps necessary to inform all parties involved in the proxy infrastructure, including intermediaries and the Company’s transfer agent, of the change.  The Company encourages all shareholders to vote as early as possible and also to monitor the Company’s website for any changes to Meeting arrangements.

The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2019 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Management Information Circular (the “Circular”). Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice-and-Access

The Company is using the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company’s management information circular (the “Circular”) to its shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting Materials.

The Company urges shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile on SEDAR (“SEDAR”) at www.sedar.com or on EDGAR (“EDGAR”) at www.sec.gov or on the Company’s website at www.americas-gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials (“Meeting Materials”) be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR and EDGAR by going to the Company’s website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Except for the documents specifically incorporated by reference into this notice, information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than May 4, 2020.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 3, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:“Darren Blasutti”

Darren Blasutti

President and Chief Executive Officer